* AY

16000020

SEC
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC Mail Processing Section
JAN 27 2016
Washington DC
404

SEC FILE NUMBER
8- 48912

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greene Holcomb & Fisher LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 South 7th Street 54th Floor
(No. and Street)

Minneapolis (City) MN (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
R. HUNT GREENE 612-904-5701
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli LLP
(Name – *if individual, state last, first, middle name*)

7601 France Avenue South, Suite 400, Minneapolis, MN 55435
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AS
2/16/2016

OATH OR AFFIRMATION

I, R. Hunt Greene, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greene Holcomb & Fisher LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

R. Hunt Greene
Managing Director
Title

Notary Public

REBECCA SEARS JACKSON
Notary Public-Minnesota
My Commission Expires Jan 31, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREENE HOLCOMB & FISHER LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 201

Non-Confidential Information

Greene Holcomb & Fisher LLC

Minneapolis, Minnesota

Financial Statements and Additional Information

Year Ended December 31, 2015

Greene Holcomb & Fisher LLC

Statement of Financial Position
December 31, 2015

Assets	
Cash	$1,308,187
Fixed assets, net	280,882
TOTAL ASSETS	$1,589,069
Liabilities and Members' Equity	
Other liabilities	$ -
Members' equity	1,589,069
TOTAL LIABILITIES AND MEMBERS' EQUITY	$1,589,069

See accompanying notes to financial statements.

Greene Holcomb & Fisher LLC

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2015

Net capital:		
Total members' equity	$	1,589,069
Deductions and/or charges:		
Nonallowable assets -		
Fixed assets, net		280,882
Net capital before haircuts on securities positions		1,308,187
Haircuts on securities		-
Net capital	$	1,308,187
Aggregate indebtedness:		
Other liabilities	$	-
Total aggregate indebtedness	$	-
Computation of basic net capital requirement:		
Minimum net capital required, *greater of*:		
6.67% of aggregate indebtedness	$	-
Minimum dollar requirement		5,000
Net capital requirement	$	5,000
Excess net capital at required minimum dollar amount	$	1,303,187
Ratio: Aggregate indebtedness to net capital		0.00 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2015, Part IIA FOCUS filed in January 2016.

WIPFLi

Report of Independent Registered Public Accounting Firm

Members
Greene Holcomb & Fisher LLC
Minneapolis, Minnesota

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Greene Holcomb & Fisher LLC (the "Company") stated that the Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. 240 15c3-3 ("the Rule") and that the Company had no such obligations throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Wipfli LLP

Minneapolis, Minnesota
January 26, 2016

WIPFLi

Independent Accountant's Agreed-upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

Members
Greene Holcomb & Fisher LLC
Minneapolis, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Greene Holcomb & Fisher LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Greene Holcomb & Fisher LLC's compliance with the applicable instructions of Form SIPC-7. Greene Holcomb & Fisher LLC's management is responsible for Greene Holcomb & Fisher LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including evaluation of the Company's bank statement, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Minneapolis, Minnesota
January 26, 2016

WIPFLi LLP
CPAs and Consultants

Wipfli LLP
7601 France Avenue South
Suite 400
Minneapolis, MN 55435
952.548.3400
fax 952.548.3500
www.wipfli.com

Greene Holcomb & Fisher LLC
90 South Seventh Street, 54th Floor
Minneapolis, Minnesota 55402

In planning and performing our audit of the financial statements of Greene Holcomb & Fisher LLC as of and for the year ended December 31, 2015, we considered the company's internal control in order to determine auditing procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control. However, we noted certain matters involving internal control and its operation that we consider to be significant deficiencies under standards established of the Public Company Accounting Oversight Board (PCAOB). A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. We did not identify any control deficiencies that we believe to be material weaknesses.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

We noted the following deficiencies that we believe to be significant deficiencies.

Segregation of Duties

Segregation of duties provides that no one employee should have access to both physical assets and the related accounting records or to all phases of a transaction. Currently, one member has the ability to authorize, record, and process journal entries in the general ledger. All members regularly review the financial results as a compensating control. However, these reviews are detective in nature and not designed to prevent unauthorized transactions. As a result, a significant deficiency in internal controls exists.

Segregation of duties provides that company checks should not be signed by an employee involved in payroll processing. Currently, one member has the ability to issue company checks and processes payroll. All members regularly review the financial results as a compensating control. However, these reviews are detective in nature and not designed to prevent unauthorized check issuance. As a result, a significant deficiency in internal controls exists.

This letter is intended solely for the information and use of management, and others within the organization and is not intended to be, and should not be, used by anyone other than these specified parties.

Wipfli LLP

Minneapolis, Minnesota
January 26, 2016

Greene Holcomb & Fisher LLC's Exemption Report

Greene Holcomb & Fisher LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. §240.15c3-3.

The Company had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception.

The Company hereby affirms that, to the best of its knowledge and belief, this Exemption Report is true and correct in all material respects in respect of the most recent fiscal year commencing on January 1, 2015 and ending on December 31, 2015.

By: ______________________

Name: Hunt Greene
Title: Managing Director
Dated: January 26, 2016